TriAgenics, Inc.

TRIAGENICS

ANNUAL REPORT

525 SW Umatilla Ave, Suite 102

Redmond, OR 97756

0

https://triagenics.com/

This Annual Report is dated January 17, 2025.

BUSINESS

Company Overview

TriAgenics, Inc. ("TriAgenics" of the "Company") is a pre-revenue company that is working to provide a safe, effective, and simple way for dental professionals to prevent the broad array of diseases, extensive damage, and lifelong hazards caused by wisdom teeth. TriAgenics has developed a minimally invasive dental procedure designed for children ages 6-12 in order to prevent wisdom teeth from ever forming. The procedure is called Zero3 TBA or 3TBA (for 3rd molar Tooth Bud Ablation). There are no stitches, and the procedure is expected to have no significant recovery time or significant complications, which means no painful infections or dry sockets that can follow wisdom teeth extractions. The best part of 3TBA is that patients are expected to have dramatically improved lifelong outcomes compared to the traditional practice of allowing these troublesome teeth to form and then having them removed later in life.

Business Model

Provided that 3TBA receives clearance from the U.S. Food and Drug Administration (the "FDA"), TriAgenics' proposed business model is analogous to how Align Technology fabricates and sells its Invisalign clear braces. Licensed dentists will send TriAgenics patient x-rays, an impression of their patient's teeth, and a prescription for 3TBA treatment. TriAgenics will then fabricate patient-specific 3TBA guides and sell them to the prescribing dentist for an estimated $350 per tooth bud treated. The dentist will use the custom guides to deliver the 3TBA treatment for each tooth bud, instead of waiting for these teeth to form and cause problems later.

3TBA Procedure

Below is a description of the steps involved in the 3TBA procedure, based on the animal studies performed by the Company:

To start the procedure, a patient will be given a local anesthetic, similar to what the patient would experience in having a one-surface dental filling. Once the patient is numb, the custom 3TBA guide will be placed on the patient's teeth. Next, the 3TBA micro-ablation probe will be inserted in the guide and create a small puncture in the tooth bud tissue. A 60- to 90-second micro-ablation cycle will then be activated for each tooth bud treated. The ablation process will gently warm each tooth bud from the center outwards in a controlled fashion to block wisdom tooth formation. The Company estimates that from start to finish, 3TBA treatment of 4 wisdom tooth buds will take approximately 30 minutes. By comparison, the surgical removal of 4 wisdom teeth requires IV sedation, typically takes 1 hour, and can take longer if the teeth are in a difficult position or there are unexpected complications.

Corporate Structure

The Company was initially formed as TriAgenics, LLC, an Oregon limited liability company, on 1/15/2013 and converted to a Delaware corporation on 9/22/2017.

Intellectual Property ("IP"):

TriAgenics has 17 issued U.S. patents. In addition, TriAgenics has 16 issued foreign patents in Australia, Europe, Canada, and Mexico. Finally, TriAgenics has other IP that it has developed, including U.S. trademarks for Zero3® and TriAgenics®.

Expenses for fiscal year 2024 were $2,183,070 compared to $1,442,937 in fiscal year 2023.

The increase in expenses was relative to the creation of prototype equipment and increased efforts to prepare for and apply for FDA clearance for the equipment.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not yet received FDA clearance for our equipment. Past cash was primarily generated through equity investments. Following FDA clearance, our goal is to begin generating sales in 2025 (FY2025) and to generate positive returns in FY2027.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $976,252.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Leigh E. Colby

Leigh E. Colby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Corporate Secretary, and Director

Dates of Service: September, 2017 - Present

Responsibilities: Manage the overall operations and vision of the Company. Leigh receives an annual salary of $187,512.

Name: David Paul Watson

David Paul Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Director

Dates of Service: September, 2017 - Present

Responsibilities: Providing technical and operational expertise. David receives an annual salary of $250,000.

Name: John Joseph Chopack, Jr.

John Joseph Chopack, Jr.'s current primary role is with Neoss, Inc. (dental products). John Joseph Chopack, Jr. currently services an average of 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February, 2018 - Present

Responsibilities: Member of the Board of Directors. John does not receive compensation for his service as a director.

Other business experience in the past three years:

Employer: Neoss, Inc. (dental products)

Title: Vice President Corporate Development

Dates of Service: December, 2020 - Present

Responsibilities: Full responsibility for Corporate Development of Neoss USA, a subsidiary of Neoss Ltd.

Other business experience in the past three years:

Employer: Inspiros Ventures, LLC (medtech VC)

Title: Founder & Managing Partner

Dates of Service: March, 2016 - December, 2020

Responsibilities: Oversaw business development, operations, strategy, capital formation, divestitures, mergers, and go-to-market strategy.

Name: Jeffrey Miles Jacobs

Jeffrey Miles Jacobs's current primary role is with STR Equity LLC (investment firm). Jeffrey Miles Jacobs currently services an average of 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2021 - Present

Responsibilities: Member of the Board of Directors. Jeffrey does not receive compensation for his service as a director.

Other business experience in the past three years:

Employer: STR Equity LLC (investment firm)

Title: Investor/Advisor

Dates of Service: April, 2022 - Present

Responsibilities: Investor and advisor

Other business experience in the past three years:

Employer: Stradis Healthcare (medical device packaging)

Title: CEO and Co-Founder

Dates of Service: January, 2000 - January, 2021

Responsibilities: Served as founder and CEO

Name: David Scott Thrower

David Scott Thrower's current primary role is with not applicable. David Scott Thrower retired from formal operating roles in other businesses in early 2024 and is currently providing consulting and Board services to companies in the medical device and dental spaces. David Scott Thrower currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Member of the Board of Directors. David does not receive compensation for his service as a director.

Other business experience in the past three years:

Employer: uLab Systems, Inc. (dental treatment plan software)

Title: CCO

Dates of Service: March, 2020 - January, 2024

Responsibilities: CCO

Name: George Shahin

George Shahin's current primary role is with Family Health Centers at NYU Langone (healthcare provider). George Shahin currently services an average of 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February, 2018 - Present

Responsibilities: Member of the Board of Directors. George does not receive compensation for his service as a director.

Other business experience in the past three years:

Employer: Family Health Centers at NYU Langone (healthcare provider)

Title: Senior Medical Director of Quality & Safety

Dates of Service: February, 2020 - Present

Responsibilities: Trained gastroenterologist.

Other business experience in the past three years:

Employer: Family Health Centers at NYU Langone (healthcare provider)

Title: Medical Director, Clinical Innovation

Dates of Service: February, 2011 - February, 2020

Responsibilities: Trained gastroenterologist.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Leigh E. Colby and Judith K. Colby Revocable Living Trust

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 34.3

Title of class: Series A-2 Preferred Stock

Stockholder Name: Leigh E. Colby and Judith K. Colby Revocable Living Trust

Amount and nature of Beneficial ownership: 40,053

Percent of class: 34.3

Title of class: Series A-1 Preferred Stock

Stockholder Name: Leigh E. Colby and Judith K. Colby Revocable Living Trust

Amount and nature of Beneficial ownership: 1,500,000

Percent of class: 34.3

Title of class: Series A-3 Preferred Stock

Stockholder Name: Leigh Colby

Amount and nature of Beneficial ownership: 43,335

Percent of class: 0.33

Title of class: Series A-3 Preferred Stock

Stockholder Name: Judith Colby

Amount and nature of Beneficial ownership: 3,833

Percent of class: 0.03

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company is offering up to 2,066,667 of Series A-3 Preferred Stock.

Voting Common Stock

The amount of security authorized is 12,955,991 with a total of 4,224,192 outstanding.

Voting Rights

One vote per share on all matters on which the stockholders are entitled to vote, with one exception. They are not entitled to vote on an amendment to the terms of any outstanding Preferred Stock on which the Preferred Stockholders have the right to vote.

Material Rights

Outstanding Shares

The number of outstanding shares of Voting Common Stock stated above is a "fully diluted" number that both takes into account 2,000,000 shares that have actually been issued to stockholders and assumes that all shares reserved for issuance pursuant to the Company's 2018 Stock Plan and 2019 Warrant Plan have been issued.

Specifically, the total amount outstanding includes 224,824 shares to be issued pursuant to outstanding stock options plus 1,499,368 shares still available for option grants under the 2018 Stock Plan.

It also includes 387,192 shares to be issued pursuant to outstanding warrants plus 112,808 shares still available for warrant grants under the 2019 Warrant Plan.

Dividend Rights

The Common Stockholders (both Voting and Non-Voting) are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to the prior dividend rights of Preferred Stockholders.

Liquidation Rights

Upon the sale or liquidation of the Company, the Common Stockholders (both Voting and Non-Voting) are entitled to share ratably in the net assets legally available for distribution to stockholders after (i) the payment of all debts and other liabilities of the Company; and (ii) the liquidation preference payable to the Preferred Stockholders.

No Other Rights

The holders of Voting Common Stock have no preemptive, conversion, redemption, or other rights.

Agreements Affecting Stockholder Rights

The rights of the Common Stockholders (both Voting and Non-Voting) are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Series A-3 Preferred Stock – Material Rights – Agreements Affecting Stockholder Rights."

Non-Voting Common Stock

The amount of security authorized is 1,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The terms of the Non-Voting Common Stock and the Voting Common Stock are identical, except with respect to voting rights.

Series A-1 Preferred Stock

The amount of security authorized is 3,260,558 with a total of 3,195,808 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-1 Preferred Stock could then be converted. There are also special voting rights described below under "Material Rights – Protective Provisions."

Material Rights

Protective Provisions

So long as the holders of Preferred Stock (Series A-1, Series A-2, and Series A-3 combined) own at least 50% of all outstanding shares of the Company's voting capital stock (calculated on an as-converted basis for Voting Common Stock), the Company may not take any of the following actions without the approval of the holders of a majority of the then-outstanding shares of Preferred Stock:

1. Sell or liquidate the Company.

2. Amend the Certificate of Incorporation or Bylaws.

3. Increase or decrease (other than by conversion or redemption) the total number of authorized shares of Common Stock or Preferred Stock or the designated shares of any series of Common Stock or Preferred Stock.

4. Authorize, create, or issue any equity security having a preference over or being on parity with the Preferred Stock with respect to dividends, liquidation, or conversion.

5. Reclassify or amend any existing security that has equal rights with the Preferred Stock with respect to dividends, liquidation, or conversion if the action would make that security senior to the Preferred Stock.

6. Redeem, purchase, or otherwise acquire any Common Stock or Preferred Stock, except for certain repurchases from employees, directors, or independent contractors.

7. Change the number of directors on the Board of Directors or the method of electing directors; provided that the Board may increase the number of directors to 7.

8. Pay or declare any dividend.

9. Create or hold stock in any subsidiary that is not wholly owned by the Company or permit any subsidiary to sell to a third party.

10. Authorize, create, or issue any debt security, unless approved by the Board of Directors.

11. Issue any shares of Preferred Stock.

If the Preferred Stockholders' vote on any of these matters is tied, then the action may be approved by the Board of Directors.

Dividend Rights

The Preferred Stockholders (i.e., the holders of Series A-1, A-2, and A-3 Preferred Stock) are entitled to receive dividends, in preference to any dividends on Common Stock, when, as, and if declared by the Board of Directors. Dividends are not cumulative. The dividend rate for Series A-1 Preferred Stock is $0.08 per share per annum.

After the payment of dividends to the Preferred Stockholders, any additional dividends will be distributed among both the Common Stockholders (i.e., the holders of both Voting and Non-Voting Common Stock) and the Preferred Stockholders. The Preferred Stockholders will share dividends in proportion to the number of shares of Voting Common Stock they would own if all shares of Preferred Stock were converted to Voting Common Stock at the then-effective conversion rate.

Liquidation Rights

Upon the sale or liquidation of the Company (i.e., the holders of Series A-1, A-2, and A-3 Preferred Stock) will be entitled to receive out of the proceeds or assets available for distribution to stockholders, prior and in preference to any distribution to Common Stockholders, a set amount per share ("Liquidation Preference") plus any declared but unpaid dividends. The Liquidation Preference for holders of Series A-1 Preferred Stock is $1.00 per share. However, the

Preferred Stockholders will be deemed to have converted their Preferred Stock into Voting Common Stock if the conversion would result in a greater distribution. Any remaining proceeds will be distributed to the Common Stockholders.

Conversion Rights

Optional Conversion

Preferred Stockholders may convert their shares of Preferred Stock into Voting Common Stock at any time at the then-applicable conversion rate. The conversion rate on the date of this Form C is one share of Voting Common Stock for each share of Preferred Stock.

Automatic Conversion

All shares of Preferred Stock will automatically be converted into Voting Common Stock at the conversion rate then in effect immediately upon the earlier of (i) the closing of an IPO by the Company that results in at least $30 million of proceeds, net of underwriting discounts and commissions, to the Company; or (ii) a date, or the occurrence of an event, determined by the holders of a majority of the then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Agreements Affecting Stockholder Rights

Preferred Stockholders' rights are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Series A-3 Preferred Stock – Material Rights – Agreements Affecting Stockholder Rights."

Series A-2 Preferred Stock

The amount of security authorized is 3,869,324 with a total of 3,869,324 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-2 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions."

Material Rights

The terms of the Series A-2 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-2 Preferred Stock is $0.14 per share per annum.

2. The Liquidation Preference for Series A-2 Preferred Stock is $1.75 per share.

Series A-3 Preferred Stock

The amount of security authorized is 2,066,667 with a total of 1,478,631 outstanding.

Voting Rights

One vote for each share of Voting Common Stock into which the Series A-3 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions." In addition, investors in this offering will be required to become parties to the Company's Fourth Amended and Restated Voting Agreement dated July 26, 2022, which dictates their vote regarding the election of the Board of Directors, certain increases in the Company's Common Stock, and the sale of the Company. See "Material Rights - Agreements Affecting Stockholder Rights - Voting Agreement" below. Further, in the Subscription and Joinder Agreement they will be required to sign, investors in this offering will be required to appoint the CEO of the Company as their proxy to vote their shares with respect to all matters on which the holders of Series A-3 Preferred Stock are entitled to vote, including, without limitation, the matters specified in the Voting Agreement.

Material Rights

The terms of the Series A-3 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-3 Preferred Stock is $0.24 per share per annum.

2. The Liquidation Preference for Series A-3 Preferred Stock is $3.00 per share.

Agreements Affecting Stockholder Rights

The Company has entered into certain agreements with some or all of its stockholders that affect the rights of all stockholders, including the holders of Series A-3 Preferred Stock. Those agreements are described below.

Voting Agreement

The Fourth Amended and Restated Voting Agreement by and among the Company and all of its stockholders (the

"Voting Agreement"), a copy of which is attached as Exhibit F to the Form C, governs stockholder voting on three matters: (1) election of the Company's Board of Directors; (2) certain increases in Common Stock; and (3) the sale of the Company. Investors in the Series A-3 Preferred Stock will be required to become parties to the Voting Agreement by signing and delivering the Company's Subscription and Joinder Agreement.

Election of Directors. In conjunction with the Company's Seventh Amended and Restated Certificate of Incorporation (the "Certificate"), the Voting Agreement requires the Board to be composed of no less than five directors, and it permits the Board to increase the number of directors to a maximum of seven. The Certificate then provides that the Company's founder, Dr. Leigh Colby (the "Founder"), is entitled to nominate and elect two directors to the Board so long as he owns or controls at least 20% of the Company's outstanding voting capital stock (on an as-converted basis for the Preferred Stock), and the right to nominate one director so long as he owns or controls at least 10% of the outstanding voting capital stock. The Founder currently owns 34.63% of the outstanding voting capital stock and therefore is entitled to nominate two directors. Similarly, it provides that the Company's other principal stockholder, Inspiros Ventures I SPV-A, L.P. ("Inspiros"), has the right to nominate and elect two directors so long as it owns or controls at least 20% of the Company's outstanding voting capital stock (on an as-converted basis), and the right to nominate one director so long as it owns or controls at least 15% of the voting capital stock. Inspiros currently owns and holds warrants for a total of 16.1% of the outstanding voting capital stock and therefore is entitled to nominate one director.

The Voting Agreement requires all Voting Common Stockholders to vote in favor of electing the director(s) nominated by the Founder. The Founder has the right to serve as one of those directors so long as he owns or controls at least 10% of the outstanding voting capital stock. It further requires all Preferred Stockholders to vote in favor of electing the director(s) nominated by Inspiros.

The Certificate provides that all other directors will be nominated by majority Board approval. The Voting Agreement then requires all voting stockholders (i.e., the holders of Voting Common Stock and the holders of all Preferred Stock) to vote in favor of electing any such Board-nominated directors.

Finally, if the Founder ceases to serve as the Company's CEO, the stockholders are required to vote to increase the size of the Board to seven directors; to elect any new CEO appointed by the Board as a director; and if the Company does not then have two Board-nominated directors, to elect one additional director approved by a majority of the Board.

Common Stock Increases. The Voting Agreement requires all voting stockholders to vote in favor of authorizing an increase in the number of shares of Voting Common Stock as needed to permit the conversion of all outstanding Preferred Stock into Voting Common Stock.

Sale of the Company and Drag-Along Rights. The Voting Agreement requires all voting stockholders to vote in favor of a sale of the Company if the sale has been approved by the Board, the holders of a majority of the Voting Common Stock, and the holders of a majority of the Preferred Stock (on an as-converted basis). Further, if the sale is structured as a stock sale, the agreement requires all stockholders to sell a proportionate amount of their shares in the transaction, so long as the Preferred Stockholders first receive their Liquidation Preference.

Parties to the Agreement. The agreement requires all future Preferred Stockholders, and any other stockholder acquiring 1% or more of the Company's then-outstanding voting capital stock, to become a party to the agreement.

Note. This summary of the Voting Agreement and the Certificate is merely an outline and does not purport to describe those documents fully or to refer to all of their terms. Prospective investors should read the Voting Agreement and the Certificate themselves (which are attached as exhibits) and, to the extent they deem necessary, seek independent legal advice regarding their terms.

First Refusal and Co-Sale Agreement

The Fourth Amended and Restated First Refusal and Co-Sale Agreement (the "Co-Sale Agreement") applies to the Company's two principal stockholders, the Founder and Inspiros (the "Principal Stockholders"), and to any employees or consultants who acquire 1% or more of the Company's outstanding Voting Common Stock through the exercise of options or warrants. Investors in the Series A-3 Preferred Stock are not intended to become parties to it.

Right of First Refusal. The Co-Sale Agreement gives both the Company and Inspiros a right of first refusal if the Founder (or an employee or consultant described above) wishes to sell or otherwise transfer his shares of the Company to a third party. There are a few exceptions (such as transfers for estate-planning purposes) where the right of first refusal does not apply.

Co-Sale Rights. To the extent that the Company and Inspiros do not exercise their right of first refusal, they will have co-sale rights - i.e., the right to participate in the sale of shares by the Founder (or by an employee or consultant described above). The same exceptions that apply to the right of first refusal also apply to the co-sale rights.

Additional Parties. The Co-Sale Agreement is principally intended to benefit Inspiros. A new stockholder has the right to become a party to it only if the stockholder acquires at least 1 million shares of Preferred Stock and receives Board approval.

Investors' Rights Agreement

The Fourth Amended and Restated Investors' Rights Agreement (the "Investor Rights Agreement") provides the Principal Stockholders with certain registration and other rights. Investors in the Series A-3 Preferred Stock are not intended to become parties to it.

Registration Rights. Registration rights are the right to require the Company to register a stockholder's shares for public sale with the SEC, resulting in the shares becoming freely tradeable. The Investor Rights Agreement grants Principal Stockholders owning a majority of the Company's outstanding Voting Common Stock issued or issuable on conversion of the Preferred Stock, or on conversion or exercise of any other Company securities acquired by the Principal Stockholders (collectively, "Registrable Securities"), the right to request that the Company register their shares of Common Stock, subject to certain conditions. The agreement also provides that if the Company decides to undertake a public offering, it is required to include the Principal Stockholders' shares in the offering if requested, subject to certain conditions. The Principal Stockholders may assign these registration rights to affiliated entities, family members, or certain purchasers of their shares. Finally, with certain exceptions, the agreement prohibits the company from granting registration rights to other stockholders without the prior written consent of Principal Stockholders owning a majority of the then-outstanding Registrable Securities.

Right of First Offer. The agreement grants Principal Stockholders that own at least 1 million shares of Registrable Securities a right of first offer if the Company proposes to sell shares of its capital stock or other securities convertible into capital stock. The Principal Stockholders have waived any first offer rights with respect to this offering of Series A-3 Preferred Stock.

Additional Parties. The Investor Rights Agreement is principally intended to benefit only the Principal Stockholders. A new stockholder has the right to become a party to it only if the stockholder acquires at least 1 million shares of Preferred Stock and receives Board approval.

Management Rights Letter

Finally, the Company has a Management Rights Letter granting additional rights to Inspiros in certain circumstances.

First, the letter states that if at any point Inspiros ceases to have a representative on the Board, then it will still have the right to meet with and advise Company management on significant business issues and to receive copies of Board meeting minutes and any other materials provided to the Board (subject to confidentiality obligations).

Second, it states that if the Company issues Preferred Stock in the future at a lower price per share than Inspiros paid in 2018, and any shares of Preferred Stock have price-based anti-dilution protection, then Inspiros will have the same anti-dilution rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should be considered only by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-3 Preferred Stock should be undertaken only by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the 3TBA product, that people will think it's a better option than wisdom tooth extraction, or that we will able to generate sufficient sales for the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited All shares of Series A-3 Preferred Stock purchased through this crowdfunding campaign are subject to SEC limitations on transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should purchase shares of Series A-3 Preferred Stock only as a long-term investment and be prepared to hold them for an indefinite period of time. For 12 months following your investment, there will be restrictions on how you can resell the shares you receive. More importantly, there is no established market for these shares and there may never be one. As a result, if you decide to sell your shares in the future, you may not be able to find a buyer for them. The Company may be acquired by an existing player in the health tech industry. However, an acquisition may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering shares of its Series A-3 Preferred Stock in the amount of up to $4,999,998 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company will likely need additional funds in the future in order to grow. If it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will need to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible we will choose to cease operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease operations, the unavailability of credit could result in the Company performing below expectations, which could adversely affect the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series A-3 Preferred Stock. Interest on debt securities could increase costs and negatively affect operating results. Preferred stock may be issued in additional series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more equity capital from the sale of additional stock, institutional or other investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements contained in this Form C regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our future operations. Any such projections will not have been reviewed by our independent accountants. We use words such as "anticipates," "expects," "intends," "plans," "believes," "estimates," and variations of these words and similar expressions to identify projections and forward-looking statements. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from these projections, and the variances may be material. You should not place undue reliance on these forward-looking statements, which reflect management's view only as of the date of this Form C. We cannot guarantee any projected results. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, consultants, advisors, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights If you invest in the Company, you will be part of the minority shareholders of the Company. The Series A-3 Preferred Stock being offered by the Company has voting rights, but investors in this offering will be required to appoint the CEO of the Company as their proxy to vote their shares. Therefore, if you invest in the Company, you will have no ability to influence management's decisions on how to run the business. You will need to trust in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will be paid out only if there is any cash remaining after all of the creditors of the Company have been paid. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company may not sell enough stock in this offering to meet its operating needs and fulfill its plans, in which case it will need to raise funds in a different manner or else cease operating, in which case you will lose your investment. Even if we sell all of the stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, it may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors may get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When any such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on the assumptions that we will receive FDA clearance of 3TBA and that human clinical trials of 3TBA will be successful, and also that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If 3TBA fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We have existing patents that we might not be able to protect properly The Company's most valuable asset is its intellectual property. The Company has 17 issued U.S. patents and 16 issued foreign patents, plus trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from any such violations. In doing so, we may be required to expend significant time and expense to prevent infringement or enforce our rights. Further, intellectual property litigation is, by its nature, unpredictable, and any potential judgment against us could require the payment of substantial damages or prohibit us from offering certain products for sale. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by other parties, the value of our brand and other intangible assets may be diminished, allowing competitors to mimic our technology and methods of operations more effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely affected. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for these positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, our business likely will suffer from not having the right employees in the right positions at the right time. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on obtaining FDA clearance, as well as compliance with other relevant government laws and regulations. These laws and regulations may be subject to change. If they do change, sales of our product may no longer be in the Company's best interests. At that point, the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely and expect to rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, advertising, and distribution. Some of these third parties may fail to perform their services or may perform them in an unacceptable manner. We may encounter delays, defects, errors, or other problems with their work that will materially affect our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely affected by our reliance on third parties and their performance. We may pledge our assets as collateral to lenders The Company may utilize various forms of debt financing and credit facilities in the future that contain covenants limiting our ability to engage in specified types of transactions. For example, these covenants may limit our ability to incur additional debt, pay dividends on our stock, make certain investments, or sell or dispose of our assets. A breach in any of these covenants could result in a default under the credit facility. On default, the lender could elect to declare all amounts outstanding immediately due and payable. We may pledge a significant portion of our assets, including our intellectual property, as collateral to support a credit facility in the future. If the lender accelerates the payment of the credit facility upon default, we may not have sufficient assets to repay them and could then lose our intellectual property. Payment of dividends to stockholders is uncertain The Company's payment of dividends to stockholders may be subordinate to payment on any future debt financing extended to the Company. In addition, the growth and expansion of the Company's business will take priority over the payment of dividends. The Company is not providing any advice to prospective investors The Company is not providing investors with any legal, accounting, tax, or business advice regarding investment in the shares of Series A-3 Preferred Stock. You are solely responsible for deciding whether an investment in the shares meets your investment goals and is an appropriate investment for you. We encourage you to consult your own lawyer, accountant, and/or financial or tax adviser before making an investment decision. Financial statements are included only for informational purposes The references to financial statements in this Form C are for informational purposes only. The Company's auditors undertake no responsibility to any stockholder or prospective stockholder regarding their services to the Company, including, without limitation, any responsibility to conduct an audit to identify fraud or mismanagement concerning the Company. OUR AUDITOR'S SERVICES FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2024 AND 2023 DO NOT CONSTITUTE DUE DILIGENCE REGARDING A STOCKHOLDER'S OR PROSPECTIVE STOCKHOLDER'S INVESTMENT IN THE COMPANY. STOCKHOLDERS AND PROSPECTIVE STOCKHOLDERS MUST CONDUCT THEIR OWN INDEPENDENT

DUE DILIGENCE REGARDING AN INVESTMENT IN THE COMPANY. There is no assurance of FDA clearance The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Delays in the regulatory process will necessarily delay the launch of our product. Moreover, the FDA disapproved the Company's 2021 application for clearance of 3TBA as a novel medical device. Although the Company plans to submit a new application to the FDA requesting clearance of 3TBA as a substantially equivalent medical device, based on the advice of an experienced regulatory consultant, there can be no assurance that the FDA will grant clearance. If FDA clearance is not received, the Company will not be able to market or sell its product and the Company will fail. There is no assurance of market acceptance There can be no assurance that dentists and oral surgeons will accept 3TBA. If we fail to achieve broad market acceptance of our product, the Company will have limited revenues and as a result will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success. There is no assurance that human clinical trials will be successful Assuming that the Company receives FDA clearance of 3TBA, it plans to conduct human clinical trials of the technology. However, all of the Company's safety and efficacy data are based on animal trials. There can be no assurance that the Company's success in performing 3TBA in live animal trials will translate to human clinical trials. There is no prior record of successful 3TBA trials, and the Company's human clinical trials will be the first documented attempt. Until they are attempted, the safety and efficacy of 3TBA in humans will be unknown. Failure to demonstrate 3TBA success in humans will result in failure of the Company. We are pre-revenue and have limited operating history The Company is pre-revenue and has a limited operating history. We have not yet received FDA clearance to sell our product, and we have not yet conducted human clinical trials of the 3TBA technology. Further, even assuming the Company receives FDA clearance of 3TBA, there is no guaranty the product will perform to the safety or efficacy standards expected in the marketplace. Our scope of operations has been limited to incorporation of the Company, product research and development, ex vivo and live animal testing, preparation for regulatory product approval, intellectual property establishment and maintenance, and capital-raising efforts. Due to our limited operating history, we have limited insight into trends that may emerge and affect our business. Early-stage companies such as the Company frequently encounter unanticipated risks, uncertainties, and difficulties. The Company has incurred net losses to date, and there is no assurance that we will generate revenue or be profitable in future years. You should evaluate the offering described in this Form C in view of the possible delays, additional expenses, and other unforeseen complications that are often encountered by new business ventures.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 17, 2025.

TriAgenics, Inc.

By   /s/ *Leigh E Colby*

Name: TRIAGENICS, INC.

Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

TRIAGENICS, INC.

Financial Statements
September 30, 2024 and 2023

With Independent Auditor's Report



TRIAGENICS, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

TABLE OF CONTENTS


Independent Auditor's Report

To The Board of Directors and Stockholders
TriAgenics, Inc.:

Opinion

We have audited the financial statements of TriAgenics, Inc., which comprise the balance sheets as of September 30, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TriAgenics, Inc. as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TriAgenics, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has suffered recurring losses from operations, has limited liquidity, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

400 Spectrum Center Drive	5285 Meadows Road	12750 High Bluff Drive	601 Union Street	3800 Howard Hughes Parkway
Suite 250	Suite 420	Suite 160	Suite 1710	Suite 940
Irvine, CA 92618	Lake Oswego, OR 97035	San Diego, CA 92130	Seattle, WA 98101	Las Vegas, NV 89169
(949) 529-3900	(503) 963-4720	(858) 465-1510	(206) 496-1515	(702) 551-8440

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TriAgenics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

KBF CPAs LLP

KBF CPAs LLP

Lake Oswego, Oregon
December 18, 2024

TRIAGENICS, INC.
BALANCE SHEETS
SEPTEMBER 30, 2024 AND 2023

	2024	2023
ASSETS		
Current assets:		
Cash	$ 976,252	$ 669,892
Restricted cash	222,396	52,645
Operating right-of-use assets	37,604	-
Prepaid expenses and other current assets	32,243	32,699
Total current assets	1,268,495	755,236
Property and equipment, net	21,510	36,596
Total assets	$ 1,290,005	$ 791,832
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 32,727	$ 26,472
Accrued expenses	88,683	59,310
Operating lease liabilities	37,604	-
Total current liabilities	159,014	85,782
Total liabilities	159,014	85,782
Stockholders' equity:		
Series A-1 convertible preferred stock; $0.001 par value; 3,260,558 shares authorized; 3,195,808 shares issued and outstanding (aggregate liquidation preference of $3,195,808)	1,846	1,846
Series A-2 convertible preferred stock; $0.001 par value; 3,869,324 shares authorized, issued and outstanding (aggregate liquidation preference of $6,771,317)	3,869	3,869
Series A-3 convertible preferred stock; $0.001 par value; 2,066,667 shares authorized; 1,478,631 and 381,714 shares issued and outstanding (aggregate liquidation preference of $4,435,893 and $1,145,142, respectively)	1,479	382
Common stock; $0.001 par value; 12,956,991 shares authorized; 2,000,000 shares issued and outstanding	200	200
Additional paid-in capital	11,010,234	8,403,320
Accumulated deficit	(9,886,637)	(7,703,567)
Total stockholders' equity	1,130,991	706,050
Total liabilities and stockholders' equity	$ 1,290,005	$ 791,832

TRIAGENICS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2024 AND 2023

	2024	2023
Costs and expenses:		
General and administrative	$ 1,090,341	$ 543,272
Development expense	1,062,588	882,994
Depreciation expense	27,917	37,060
Total costs and expenses	2,180,846	1,463,326
Other (income) expense:		
Other income, net	-	(22,346)
State and property taxes	2,433	1,590
Interest income	(209)	(1,110)
Interest expense	-	1,477
Total other (income) expense	2,224	(20,389)
Net loss	$ 2,183,070	$ 1,442,937

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2024 AND 2023

	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, September 30, 2022	3,195,808	$ 1,846	3,869,324	$ 3,869	-	$ -
Issuance of Series A-3 preferred stock, net	-	-	-	-	381,714	382
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2023	3,195,808	1,846	3,869,324	3,869	381,714	382
Issuance of Series A-3 preferred stock, net	-	-	-	-	1,096,917	1,097
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2024	3,195,808	$ 1,846	3,869,324	$ 3,869	1,478,631	$ 1,479

See accompanying notes and independent auditor's report.

6

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2024 AND 2023

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
BALANCE, September 30, 2022	2,000,000	$ 200	$ 7,772,439	$ (6,260,630)	$ 1,517,724
Issuance of Series A-3 preferred stock, net	-	-	601,565	-	601,947
Stock-based compensation	-	-	29,316	-	29,316
Net loss	-	-	-	(1,442,937)	(1,442,937)
BALANCE, September 30, 2023	2,000,000	200	8,403,320	(7,703,567)	706,050
Issuance of Series A-3 preferred stock, net	-	-	2,572,317	-	2,573,414
Stock-based compensation	-	-	34,597	-	34,597
Net loss	-	-	-	(2,183,070)	(2,183,070)
BALANCE, September 30, 2024	2,000,000	$ 200	$ 11,010,234	$ (9,886,637)	$ 1,130,991

See accompanying notes and independent auditor's report.

7

TRIAGENICS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2024 AND 2023

	2024	2023
Cash Flows From Operating Activities:		
Net loss	$ (2,183,070)	$ (1,442,937)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	34,597	29,316
Depreciation	27,917	37,060
Operating right-of-use assets	34,630	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	456	58,039
Accounts payable	6,255	25,555
Accrued expenses	29,373	10,314
Operating lease liabilities	(34,630)	-
Net cash used in operating activities	(2,084,472)	(1,282,653)
Cash Flows From Investing Activities:		
Purchases of property and equipment	(12,831)	-
Net cash used in investing activities	(12,831)	-
Cash Flows From Financing Activities:		
Proceeds from issuance of Series A-3 preferred stock, net of issuance costs	2,573,414	549,302
Payments on finance lease	-	(2,524)
Net cash provided by financing activities	2,573,414	546,778
Net increase (decrease) in cash and restricted cash	476,111	(735,875)
Cash and restricted cash, beginning of year	722,537	1,458,412
Cash and restricted cash, end of year	$ 1,198,648	$ 722,537
Supplemental cash flow information:		
Interest paid	$ -	$ 1,477
Income taxes paid	300	159
Supplemental disclosures of non-cash investing and financing activity:		
Deposits held upon issuance of Series A-3 preferred stock	$ 169,751	$ 52,645
Right-of-use assets obtained in exchange for lease liabilities	72,234	-

TRIAGENICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

1. The Company and Summary of Significant Accounting Policies

a. Company Formation and Operations

TriAgenics, Inc. (the "Company") was organized in September 2017 in the State of Delaware as a corporation and maintains its headquarters in Redmond, Oregon. The mission of the Company is to deliver the safest, most effective and simplest means of treating wisdom teeth. Animal testing was completed in 2021. Since then, the Company has been working to complete product development and obtain regulatory clearance of its equipment as a medical device. The Company continues to have an ultimate goal of bringing an end product to market that will stop wisdom tooth formation in children.

b. Going Concern, Liquidity and Management's Plan to Fund Future Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has incurred significant operating losses since its inception and has an accumulated deficit of approximately $9,887,000 as of September 30, 2024. The Company has primarily funded its operations through the issuance of convertible notes payable, preferred and common stock.

The Company forecasts an increase in spending for the development of the device and first in human use prior to bringing their product to market. The Company is in the process of seeking additional sources of capital to fund these operations. Failure to obtain sufficient equity financing and ultimately failure to gain approval of the equipment as a medical device could adversely affect the Company's ability to achieve its business objectives and continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued.

The accompanying financial statements do not include any adjustments to the carrying value of assets and liabilities, or to the reported expenses and balance sheet classification used that might result from the outcome of these uncertainties. Such adjustments could be material if the going concern assumption were not appropriate.

9

c. Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the financial position, results of operations, and cash flows of the Company for the periods presented. The financial statements have been prepared on the accrual basis of accounting. Expenses are recognized when incurred, regardless of when cash transactions occur.

The Company's fiscal year begins on October 1 and ends on September 30 of the following year. Accordingly, the financial statements reflect the Company's results for the fiscal year ended September 30, 2024.

The financial statements are presented in U.S. dollars, which is the functional currency of the Company. Certain prior-year amounts have been reclassified to conform to the current year presentation. These reclassifications had no material impact on the results of operations or financial position in 2023.

d. Use of Estimates

The financial statements and accompanying notes are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

e. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company periodically maintains balances in excess of the federally insured limit. As of September 30, 2024, the Company's cash balance in bank accounts exceeded the federally insured limit by $726,251.

f. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the shorter of the asset's life or respective lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the statements of operations. Maintenance and repairs are charged to expense in the period incurred.

g. Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded as of September 30, 2024 and 2023.

h. Leases

The Company accounts for leases in accordance with Topic 842, *Leases*. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. For all asset classes of operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date using the interest rate implicit in the lease or, if that rate cannot be readily determined, a risk-free discount rate for a period comparable with that of the lease.

The lease term for all of the Company's leases includes the noncancelable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) controlled by the lessor. Lease payments included in the measurement of the lease liability are comprised of the following:
– Fixed payments owed over the lease term; and
– Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company's leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occur. Variable lease payments are presented as an operating expense in the Company's statements of operations in the same line item as expense arising from fixed lease payments (operating leases).

The Company monitors for events or changes in circumstances that require a reassessment of any of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, *Property, Plant and Equipment – Overall*, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with these short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Company leases.

The Company's leases may include non-lease services. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component for all asset classes. Therefore, the lease payments used to measure the lease liability include all the fixed consideration in the contract.

i. Development Expenses

Development expenses are charged to expense as incurred and consist of expenses directly related to the supplies and project expenses for the production and the preparation for the human clinical trials.

j. General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, professional service and consulting expenses, legal costs, and other general corporate expenses.

k. Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss, and tax credit carryforwards.

Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized. A full valuation allowance is recorded against the net deferred tax assets as of September 30, 2024 and 2023.

The Company applies the provisions related to accounting for uncertainty in income taxes, which defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes potential interest and penalties related to uncertain tax benefits as a component of income tax expense. No potential interest and penalties related to uncertain tax benefits were recorded as of September 30, 2024. The Company is subject to federal and state income taxes. The Company is not currently under any Internal Revenue Service or state tax examination.

l. <u>Stock-Based Compensation</u>

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant, and is recognized as expense on a straight line basis over the vesting period of the award. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends.

Given the Company's limited history and there is no market for the Company's equity securities, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility. Accordingly, the expected volatility of its share prices was computed in a manner consistent with the valuation of the Company's common stock, using historical prices of various public companies in a similar industry and taking into account the current state of the industry and the expected term. The expected term is calculated using the simplified method taking into consideration the options' vesting term and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumed at the date of grant appropriate for the terms of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of no dividend payouts. Forfeitures are accounted for as they occur.

The table below sets forth the assumptions used on the date of grant for estimating the fair value of options granted during the year ending September 30:

	2024
Weighted-average expected term (years)	6.25
Risk-free interest rate	4.71%
Dividend yield	0.00%
Volatility	17.70%

The weighted-average grant-date fair value of options granted during the year ended September 30, 2024 was $0.93 and no options were granted during the year ended September 30, 2023.

m. Advertising and Promotion

The Company's advertising and promotion costs are expensed as incurred. Certain marketing costs related to the issuance of the Company's securities are accounted for as a reduction to the proceeds from the equity offering, and not included in sales and marketing expense. Advertising and promotional expenses for the years ended September 30, 2024, and September 30, 2023 amounted to $308,207 and $78,523 respectively.

n. Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU replaces the current incurred loss impairment methodology of recognizing credit losses when a loss is probable, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements* to Topic 326 - *Financial Instruments - Credit Losses*, which amends the scope and transition requirements of ASU 2016-13 and clarifies that operating lease receivables are not within the scope of the credit losses standard and should instead be accounted under the new lease accounting standard, Topic 842. In May 2019, the FASB issued ASU 2019-05, which provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, the FASB issued ASU 2019-10, that delays the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, with early adoption permitted for periods after December 15, 2018. Also in November 2019, the FASB issued ASU 2019-11, which clarifies the accounting treatment and disclosure requirements for assets purchased with credit deterioration, troubled debt restructurings, and certain other investments. The Company has adopted this standard on October 1, 2023. The adoption of this standard did not have a material impact to the Company's operations or cash flows for the year ended September 30, 2024.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. This ASU requires enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid and is effective for fiscal years beginning after December 15, 2025. This ASU requires additional disclosures and, accordingly, we do not expect the adoption of ASU 2023-09 to have a material effect on our financial position, results of operations or cash flows.

2. **Cash**

   Amounts included in restricted cash represents proceeds on deposit with a crowdfunding platform related to a fundraising campaign as discussed in Note 5.

3. **Property and Equipment**

   Property and equipment consists of the following as of September 30:

	2024	2023
Computer Equipment	$ 19,528	$ 16,059
Furniture & Office Equipment	19,123	19,123
Leasehold improvements	45,129	45,129
Production Equipment	88,549	82,250
Laboratory Equipment	128,893	224,927
	301,222	387,489
Less accumulated depreciation	(279,712)	(350,892)
	$ 21,510	$ 36,596

   Depreciation expense on property and equipment totaled $27,917 and $37,060, respectively, during the years ended September 30, 2024 and 2023.

4. **Leases**

   The Company recognizes lease liabilities based on the present value of future lease payments, discounted at the Company's incremental borrowing rate or the rate implicit in the lease, if readily determinable. Right-of-use assets are recognized based on the lease liability adjusted for initial direct costs, lease incentives received, and any prepaid lease payments.

   The Company leases an office building in Redmond, Oregon, which serves as the Company's headquarters. The lease agreement contains renewal options and requires the Company to pay property taxes, insurance, and maintenance costs.

   Lease Renewal and Termination: The current lease amendment was effective October 1, 2023 and is a 24-month lease that expires on September 30, 2025. The prior lease amendment was a 12-month lease that expired on September 30, 2024. The Company has the option to renew or terminate certain leases at its discretion. Renewal options are not included in the lease liability calculation unless it is reasonably certain that the renewal option will be exercised. The Company has assessed that exercise of the renewal option is not reasonably certain.

   Monthly rental payments under the lease are $3,221.

The components of lease cost were as follows for the year ended September 30, 2024:

Lease expense included in operating expenses	
Operating lease expense	$ 37,526
Variable lease expense	16,079
Total operating lease expense	$ 53,605

Short-term lease cost totaled $53,605 for the year ended September 30, 2024. Short-term lease cost totaled $49,189 for the year ended September 30, 2023.

As of September 30, 2024, the weighted average remaining lease term is 1 year, and the weighted average discount rate is 5.12%.

The following is a schedule of future minimum lease payments under the non-cancelable operating lease as of September 30, 2024:

Year ending September 30:	Operating Leases
2025	$ 38,655
Less: imputed interest	(1,051)
Present value of minimum lease payments	$ 37,604

5. **Stockholders' Equity**

The Company has issued and outstanding Series A-1 convertible preferred stock ("Series A-1"), Series A-2 convertible preferred stock ("Series A-2"), Series A-3 convertible preferred stock ("Series A-3") (collectively, "Preferred Stock"), and common stock. The Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series A-3 preferred stock original issuance prices were $1.00, $1.75, and $3.00 per share, respectively. Of the authorized common stock, 1,000 shares are designated as non-voting. None of the non-voting common stock is outstanding as of September 30, 2024.

The Company initiated a fundraising campaign in 2023 under which it is selling shares of Series A-3 convertible preferred stock. The target amount to be raised is $5,000,000. The Company engaged a crowdfunding platform under which it pays 5.5% in platform fees based on the amount of proceeds received on an ongoing basis and a 3% commission in the form of shares based on the number of shares sold that will be granted at the closing of the fundraising. The agreement also requires that 6% of proceeds remain on deposit with the platform until after the final closing of the fundraising. The gross amount raised for the years ended September 30, 2024 and 2023 totaled $3,920,664 and $928,476, respectively. The amount held on deposit for the years ended September 30, 2024 and 2023 totaled $222,396 and $52,645, respectively.

The rights, preferences, privileges and other matters relating to its outstanding stock are as follows:

a. <u>Voting</u>

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

As long as the outstanding shares of Preferred Stock owned or under the control of Inspiros Ventures I SPV-A, L.P. ("Inspiros"), either directly or through an affiliate, represent at least twenty percent (20%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect two (2) directors of the Company at any election of directors (the "Preferred Stock Directors"); provided that, if the outstanding shares of Preferred Stock owned or under the control of Inspiros shall at any time represent less than twenty percent (20%) of all outstanding shares of capital stock of the corporation but continue to represent at least fifteen percent (15%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Inspiros shall be entitled to nominate and elect one (1) director of the Company at any election of directors (in such circumstance, such director shall be referred to as, the "Preferred Stock Director" and any reference to the Preferred Stock Directors herein shall mean the Preferred Stock Director singularly).

As long as the outstanding shares owned or under the control of Leigh Colby represent at least twenty percent (20%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect two (2) directors of this corporation at any election of directors (the "Common Stock Directors"); provided that, if the outstanding shares owned or under the control of Leigh Colby shall at any time represent less than twenty percent (20%) of all outstanding shares of capital stock of the Company but continue to represent at least ten percent (10%) of all outstanding shares of capital stock of the Company (calculated on an as-converted to common stock basis and as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), Leigh Colby shall be entitled to nominate and elect one (1) director of the Company at any election of directors (in such circumstance, such director shall be referred to as, the "Common Stock Director" and any reference to the Common Stock Directors herein shall mean the Common Stock Director singularly).

For additional board positions, the holders of common stock and Preferred Stock vote together as a single class.

b. Dividends

The holders of Series A-1, Series A-2 and Series A-3 are eligible for dividends when and if declared by the Board of Directors, out of legally available funds equal to $0.08, $0.14 and $0.24 per share, respectively, prior and in preference to any declaration or payment of any other dividend. The right to receive dividends on shares of Preferred Stock are not cumulative.

After payment of such dividends, any additional dividends shall be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock that would be held by each holder if all shares of Preferred Stock were converted to common stock.

c. Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the original issuance price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in the assets available for distribution in proportion to the respective amounts which would otherwise be payable in full in respect of the shares held by them upon such distribution.

d. Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price by the applicable conversion price at the time of conversion. The initial conversion price per each share of Preferred Stock shall be the original issuance price, subject to adjustments for stock splits and business combinations. The initial conversion price per share is equal to the original issuance price at September 30, 2024, and therefore converts to common stock on a one for one basis.

Conversion is mandatory upon one of the following events:
- the closing of a sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1993 resulting in net proceeds of at least $30,000,000; or
- by vote of the majority holders of the then outstanding shares of Preferred Stock.

e. Redemption

The Preferred Stock is not redeemable.

6. Stock Compensation Plan

On February 23, 2018, the 2018 Stock Plan ("Stock Plan") was adopted by the Company's Board of Directors and approved by the shareholders. In July 2021, upon approval by the Board and holders of Preferred Stock, the Stock Plan increased the number of common stock available for the issuance from a total of 882,353 shares to a total of 1,920,000 shares of common stock. There are 1,499,368 shares available for future awards under the Stock Plan as of September 30, 2024.

The Stock Plan provides for stock-based awards to employees, outside directors and consultants selected by the Company to have an opportunity to acquire a proprietary interest in the success of the Company. The Stock Plan provides for both the direct award or sale of shares and for the grant of options to purchase shares. A person who owns more than 10% of the combined voting power of all classes of outstanding stock of the Company shall not be eligible for the grant of an incentive stock option unless (1) the exercise price is at least 110% of the fair market value on grant date, and (2) such option is not exercisable after the expiration of five years from grant date.

The options granted to employees currently vest 25% upon the completion of twelve months of continuous service beginning with the vesting commence date. These options then vest 2.083% upon completion of each month of continuous service thereafter. However, the vesting schedule for other individuals or any future options is at the discretion of the Board of Directors and therefore could have varying vesting schedules. Options granted under the Stock Plan are exercisable for a period not to exceed ten years from the option grant date.

Compensation cost charged to operations was $34,597 and $29,316 for the years ended September 30, 2024 and 2023, respectively. Approximately $65,000 in stock-based compensation costs related to non-vested options outstanding at September 30, 2024 is expected to be recognized through 2028. This amount is expected to be recognized over the weighted-average period of 2.05 years. The Company accounts for forfeitures as they occur.

A summary of the Company's stock option activity and related information for the years ended September 30, 2024 and 2023 is as follows:

Options Outstanding	Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (in Years)
Balance, September 30, 2022	234,574	$	1.64	7.09
Granted	-			
Exercised	-			
Forfeited/Cancelled	(64,750)		1.00	
Balance, September 30, 2023	169,824		1.71	6.08
Granted	55,000		3.00	
Exercised	-			
Forfeited/Cancelled	-			
Balance, September 30, 2024	224,824	$	2.02	7.48
Exercisable at September 30, 2024	130,354	$	1.69	6.65

7. **Warrants**

On May 10, 2019, the 2019 Warrant Plan ("Warrant Plan") was adopted by the Company's Board of Directors and approved by the shareholders. The Warrant Plan provides for the issuance of a total of up to 500,000 shares of common stock, subject to limitations whereby the warrants under the Warrant Plan may not exceed the number of shares that remain available for issuance under the Warrant Plan. The remaining shares available for issuance under the Warrant Plan total 112,808 shares.

The Warrant Plan provides for the grant of warrants to employees, outside directors, vendors or consultants selected by the Company to have an opportunity to acquire shares of the Company's common stock. The current warrants vest 20% upon the vesting commencement date, as defined in each stock warrant agreement, with an additional 20% of the shares vesting on each subsequent annual anniversary of the vesting commencement date until 100% of the shares granted are eligible for exercise. However, the vesting schedule of any future warrants is at the discretion of the Board of Directors, and therefore could have varying vesting schedules. The warrant price shall not be less than 100% of the fair market value of the common stock on grant date. Warrants granted under the Warrant Plan are exercisable for a period not to exceed ten years from the warrant grant date. The Company has accounted for the warrants as freestanding equity instruments under ASC 718, *Compensation-Stock Compensation*.

Pursuant to an Option-to-Warrant Conversion Agreement to certain employees, the Company converted 64,750 of fully vested stock options into warrants during the year ended September 30, 2023. The converted option shares were cancelled and the individuals have no further rights to the benefits offered by such option shares. These warrants have terms pursuant to the Warrant Plan whose shares are otherwise vested in full on the date of grant. Stock compensation expense related to the stock options converted was already recognized by the Company in full within additional paid-in capital prior to conversion. No incremental expenses have been recorded upon conversion to warrants.

As of September 30, 2024 the Company had outstanding warrants exercisable for 387,192 shares of common stock as follows:

Warrants Outstanding	Warrants		Weighted Average Exercise Price
Balance, September 30, 2022	322,442	$	1.75
Granted/Converted	64,750	$	1.75
Exercised	-		
Forfeited/Cancelled	-		
Balance, September 30, 2023	387,192	$	1.75
Granted	-		
Exercised	-		
Forfeited/Cancelled	-		
Balance, September 30, 2024	387,192	$	1.75

8. **Income Taxes**

Income tax expense comprised of the following for the years ended September 30:

	2024		2023	
Current:				
Federal	$	-	$	-
State		300		159
Deferred:				
Federal		-		-
State		-		-
Total income tax expense (benefit)	$	300	$	159

The components of net deferred tax assets and liabilities are as follows as of September 30:

	2024	2023
Deferred Tax Assets:		
Net operating loss	$ 2,105,724	$ 1,792,488
Capitalized research and development costs	368,183	111,055
Research credit	86,363	17,452
Stock compensation	35,617	30,117
Property and equipment	5,018	2,488
Accruals and reserves	3,819	1,361
Deferred rent	9,858	-
Total Deferred Tax Assets	2,614,582	1,954,961
Valuation allowance	(2,604,724)	(1,954,961)
Net Deferred Tax Assets	9,858	-
Deferred Tax Liabilities		
Operating lease assets	(9,858)	-
Property and equipment	-	-
Total Deferred Tax Liabilities	(9,858)	-
Net Deferred Tax Assets	$ -	$ -

The Company believes that based on a number of factors, there is sufficient uncertainty regarding the realizability of net deferred tax assets, which consist primarily of net operating loss carryforwards, such that a valuation allowance should be recorded. The net increase in the total valuation allowance for the years ended September 30, 2024 and 2023 was $649,763 and $368,483, respectively. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. As a result of this uncertainty and the more likely than not criteria discussed in ASC 740, *Income Taxes*, the Company has recorded a full valuation allowance on all deferred tax assets, including those related to net operating loss and credit carryforwards.

As of September 30, 2024, the Company has $8,012,408 of post-2017 federal net operating loss carryforwards that will carry forward indefinitely and state net operating loss carryforwards of $8,115,032 which will begin to expire in 2033. As of September 30, 2024, the Company has federal research and development tax credits of approximately $115,151 which begin to expire in 2038, if not utilized.

Utilization of net operating loss carryforwards and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax

22

attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

As of September 30, 2024, the total amount of unrecognized tax benefits was $28,788. As of September 30, 2024, the Company did not accrue any interest and or penalties related to unrecognized tax benefits.

9. **Employee Benefit Plan**

The Company sponsors a SIMPLE IRA plan for its employees, which allows eligible employees to make salary deferrals into individual retirement accounts. The SIMPLE IRA plan is a retirement savings plan designed for small businesses and is subject to the provisions of the Internal Revenue Code. The Company's contributions to the plan are in the form of either matching contributions or nonelective contributions, as described below.

Plan Contributions
Employee Contributions: Eligible employees may elect to defer a portion of their compensation to the SIMPLE IRA plan, subject to annual limits set by the Internal Revenue Service (IRS). For the year ended September 30, 2024, the maximum employee contribution was $16,000, which is subject to annual adjustment by the IRS.

Employer Contributions: The Company provides contributions to the SIMPLE IRA on behalf of eligible employees on a matching basis. The Company matches employee contributions dollar-for-dollar, up to 3% of each employee's compensation.

For the year ended September 30, 2024, the Company's total contribution to the SIMPLE IRA plan was $12,339 in matching contributions, and for the year ended September 30, 2023 the Company's total contribution to the SIMPLE IRA plan was $11,625 in matching contributions.

Eligibility - Employees who have earned at least $5,000 in compensation during any one preceding calendar year and are expected to earn at least $5,000 in the current calendar year are eligible to participate in the plan. Employees may make salary deferrals to the plan once they meet the eligibility requirements.

Vesting - All contributions to the SIMPLE IRA plan are immediately vested. This means that employees are entitled to 100% of the contributions made by both themselves and the Company once the contributions are made to the account.

Plan Administration - The SIMPLE IRA plan is administered by American Century Investments, a third-party retirement services provider through the Company's ADP payroll platform. The plan is subject to annual reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974 (ERISA), although it is exempt from certain ERISA provisions due to its simplicity and small size.

10. Contingencies

The Company may be periodically involved in legal proceedings and claims in the ordinary course of business. Management does not believe they are a party to any legal proceedings that would be expected to have a material adverse effect on its financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events through December 18, 2024, the date the financial statements were available for issuance.

On November 18, 2024, the Company successfully concluded its Series A-3 convertible preferred stock Crowdfunding Campaign, which began on June 7, 2023. The campaign raised a total of $4,999,996 in gross investments from investors.

As of the date of the financial statement issuance, the company is in the process of collecting the funds associated with a few of the last investments and over the next 6 months will be collecting the 6% deposit as described in Note 5 of these footnotes.

CERTIFICATION

      I, Leigh E Colby, Principal Executive Officer of TriAgenics, Inc., hereby certify that the financial statements of TriAgenics, Inc. included in this Report are true and complete in all material respects.

Leigh E Colby

President & CEO